UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS TO THERETO FILED PURSUANT TO

Exchange Act of 1934

§ 240.13d-2(a)

Capital City Bank Group, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

13974105
(CUSIP Number)

J. Kimbrough Davis P.O. Box 11248 Tallahassee, Florida 32302-3248 (850) 402-7820
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 27, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 13974105	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
2S Partnership 59-2984539
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC, AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
Not applicable.
6.	Citizenship or Place of Organization
Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
0.0%
14.	Type of Reporting Person
PN

CUSIP No. 13974105	Page 3 of 5 Pages

Item 1. Security and Issuer

This filing pertains to the Common Stock, $0.01 par value per share (“Common Stock”), of Capital City Bank Group, Inc., a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 217 North Monroe St., Tallahassee, FL 32301. The percentage of shares of Common Stock reported owned by the persons named herein is based upon 17,044,066 shares of Common Stock outstanding as of March 31, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2018. The holdings reported herein are as of the close of business on July 20, 2018.

Item 2. Identity and Background

(a)	This statement is being filed by 2S Partnership (the “Reporting Person”).
(b)	The business address of the Reporting Person was 217 North Monroe St., Tallahassee, Florida 32301.
(c)	The Reporting Person’s principal business was holding shares of Capital City Bank Group, Inc. The Reporting Person is now dissolved.
(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

None of the Reporting Persons has during the last five years been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in the Reporting Person being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person was organized under Florida law on January 1, 1990 and has acquired Shares of the Issuer for investment from time to time. The Reporting Person evaluates his investment in the Shares on a continual basis. Below is a listing of the Reporting Person’s transaction in the Issuer’s Common Stock for the period January 1, 1990 through the date of this report.

Date	Purchase(P)/Sales (S)	Number of Shares	Price Per Share	Source of Funds
7/10/92	P	2,512	N/A	Gift from partners’ father
6/1/93	P	80,000	N/A	Gift from partners’ father
12/29/93	P	20,000	$24.00	Working capital/Partners contributions
10/3/94	P	4,000	29.00	Working capital/Partners contributions
12/7/94	P	5,000	29.00	Working capital/Partners contributions
4/1/97	P	111,512	N/A	Stock split
6/1/98	P	111,512	N/A	Stock split
11/20/98	P	400	26.00	Working capital/Partners contributions
11/20/98	P	600	28.25	Working capital/Partners contributions
12/28/98	P	500	27.60	Working capital/Partners contributions
12/28/98	P	500	27.85	Working capital/Partners contributions
5/26/99	P	500	22.75	Working capital/Partners contributions
9/7/99	P	15,000	23.00	Working capital/Partners contributions
9/21/99	P	15,000	23.62	Working capital/Partners contributions
3/3/00	P	1,000	19.00	Working capital/Partners contributions
6/13/03	P	92,009	N/A	Stock split
7/1/05	P	115,011	N/A	Stock split
9/15/05	P	40,000	35.00	Working capital/Partners contributions
2/12/07	P	1,500	34.43	Working capital/Partners contributions
9/22/10	P	431,526	N/A	Partners contributions
Various	P	1,296	Various	Dividend Reinvestment Plan
3/27/18	S	524,666.5	N/A	Distribution in liquidation of Partners interest
3/27/18	S	524,694.313	N/A	Distribution upon Partnership dissolution
Total		0

CUSIP No. 13974105	Page 4 of 5 Pages

Item 4. Purpose of Transaction

The Reporting Person distributed 524,666.5 shares of Common Stock to the Estate of Robert Hill Smith (the “Estate”) in exchange for the Estate’s 50% interest in 2S Partnership, on March 27, 2018. In connection with the distribution to the Estate, 2S Partnership was dissolved by operation of law and the remaining shares held by it were distributed to SSX2.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person has been dissolved and is no longer in existence and thus beneficially owns an aggregate of 0 shares of Common Stock, constituting 0.0% of the shares of Common Stock outstanding.
(b)	The Reporting Person owns 0 shares of Common Stock.
(c)	None.
(d)	Not applicable.
(e)	On March 27, 2018, the Reporting Person dissolved and therefore ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the 2S Partnership Agreement between Robert Hill Smith (deceased) and William G. Smith, Jr., dated January 1, 1990, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including, but not limited to transfer of voting of any other securities, finder’s fees, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1: Power of Attorney

CUSIP No. 13974105	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2018	2S Partnership

	By:	/s/ David S. Scileppi
David S. Scileppi,
Attorney in Fact